Exhibit 99.1

Ad hoc Release

Ad-hoc-Meldung nach Art. 17 MAR

Biofrontera AG resolves to issue qualified subordinated mandatory convertible bonds

Leverkusen, July 27, 2020 – The Management Board of Biofrontera AG (NASDAQ ticker symbol: BFRA, ISIN: DE0006046113), today resolved, with the approval of the Supervisory Board, to issue a qualified subordinated mandatory convertible bond subject to the granting of statutory subscription rights.

The qualified subordinated mandatory convertible bond will mature on December 20, 2021, bears interest at 1% p.a. and consists of up to 2,638,150 bonds with a principal amount of EUR 3.00 each and a total principal amount of up to EUR 7,914,450.

In accordance with the terms and conditions of the convertible bonds, each of these convertible bonds can be converted into no-par ordinary registered shares of the company with a notional interest in the share capital of EUR 1.00 per share and a right to dividends from the year of the share issue. The initial conversion price per share is EUR 3.00. The initial conversion ratio is 1 : 1.

The bondholders are obliged to convert their bonds at the maturity date of the convertible bond. The company is entitled to convert the convertible bonds into shares at any time if a trigger price defined in the terms and conditions of the convertible bonds has been met.

The shareholders are granted the preemptive right to the convertible bonds as an indirect subscription right via Quirin Privatbank AG, Berlin.

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Ad hoc Release

The subscription price will be published in the Federal Gazette (Bundesanzeiger) and via an electronic publication no later than three days before the end of the subscription period. The subscription price will be based on the stock exchange price of the Company’s shares (ISIN: DE0006046113) at the time the subscription price is determined and will not exceed 100% of the nominal value of the convertible bonds of EUR 3.00 each. The subscription price will be established based on the ratio of the stock exchange price of the shares of the Company to the nominal value of the convertible bonds as a percentage of the nominal value of the convertible bonds, whereby a discount of up to 10 % may be applied to the percentage determined by this method. Sections 199 (2) and 9 (1) AktG remain unaffected.

For further details, please refer to the Subscription Offer, which is expected to be published on July 29, 2020 in the Federal Gazette.

The company intends to use the expected net proceeds to fund clinical studies for label expansion of Ameluz®, to further finance sales and marketing efforts of Ameluz® in the USA and for working capital and general corporate purposes.

The Management Board

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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